Form 10-K, Exhibit 13
period 2000-12-31
VARIAGENICS INC
filed 2001-04-02
CIK 1043082

                                                                    Exhibit 13.1

To our Shareholders:

2000 was a breakthrough year for VARIAGENICS. We commercialized our major technologies and extensive bank of proprietary genetic markers while advancing our strategy to apply pharmacogenomics to a new generation of individualized drugs and molecular diagnostics.

Our pharmacogenomics engine is now fully assembled, enabling us to offer fully-integrated solutions to biopharmaceutical companies. In our collaborations, we are tackling such diverse challenges as accelerating the development and launch of exciting new drugs, expanding the therapeutic breadth of promising new drugs, and identifying specific populations of patients who will best benefit from targeted drugs. We also are initiating our own development programs leading to proprietary diagnostic products in the areas of cancer, cardiovascular disease, and central nervous system disorders.

YEAR IN REVIEW

COMMERCIALIZATION:

During 2000 we achieved two important objectives: commercialization of our Variagenic(R) Impact Program (VIP) for identifying drug-specific genetic markers (SNPs and haplotypes) predictive of drug response, and the launch of our proprietary NuCleave(TM) DNA analysis platform into the clinical trials market. As a result of meeting these objectives, we received our first collaborative revenues and endorsements of our technologies from industry partners.

VIP COLLABORATIONS:

The end product of a VIP collaboration is a molecular diagnostic that will identify which patients will best respond to a promising new drug in development. In 2000, we commenced our first VIP collaborations with biopharmaceutical companies, including Boehringer Ingelheim Pharmaceuticals, Inc. and Isis Pharmaceuticals, Inc., and in early January 2001 we announced the signing of a VIP collaboration with Amgen Inc.

NUCLEAVE(TM):

During 2000, we completed the development of NuCleave(TM), our custom platform for DNA analysis of patient samples. Designed for clinical-grade genotyping and haplotyping, NuCleave(TM) combines mass spectrometry, robotics, accurate, high-throughput chemical cleavage technologies, and DNA sample desalting technology. We placed our first NuCleave(TM) system at Covance Central Laboratory Services and, in 2001, our second at the University of Amsterdam Medical Center.

STRATEGIC COLLABORATIONS:

Variagenics' growth depends on our ability to establish broad partnerships in the fields in which we operate. For example, to provide critical manufacturing, distribution, and service support for our NuCleave(TM) platform, we formed alliances with leading life sciences companies, Waters Corporation and Bruker Daltonics. We are pleased with the progress of our $14.5 million collaboration with Waters to develop and market NuCleave(TM) reagent test kits, the sale of which results in royalties to Variagenics.

To help pharmaceutical customers profile patient responders, we have formed alliances with leading contract research organizations that perform clinical trials, Covance, Inc. and Quintiles Transnational. In 2000, we expanded our Covance alliance and achieved two performance milestones, delivering dozens of validated genotyping assays. Together we and Covance are promoting our DNA analysis capabilities to pharmaceutical companies worldwide.

RESEARCH AND DEVELOPMENT:

Our research emphasizes specific drug pathways and the subset of genes - approximately 10 percent of the transcribed human genome - most likely to drive the growth of the drug and diagnostic markets over the next decade. In 2000, we enriched our ProSNP(TM) database, which now details more than 30,000 highly characterized markers, including single nucleotide polymorphisms (SNPs) and haplotypes (highly predictive groups of SNPs). In parallel, we advanced our techniques in molecular modeling, informatics, gene expression profiling, and loss of heterozygosity profiling (cancer markers based on detecting deletions of cellular DNA). In addition, we developed a novel, proprietary laboratory technique for unambiguously measuring haplotypes. We believe that haplotypes will provide more useful predictive information for drug development than individual SNPs. In February 2001, we received a U.S. patent for a family of haplotyping methodologies.

INTELLECTUAL PROPERTY:

Our strategy is to apply for patents on the genetic markers we discover and the proprietary technologies we develop. We now have 104 patent applications pending in the U.S. and 48 in foreign countries, describing our discovery and detection technologies, our discovery database of more than 30,000 markers (SNPs and haplotypes), and our key bioinformatics modeling technologies. To date Variagenics owns or has rights to 15 U.S. and seven international patents.

FINANCIAL RESULTS:

In 2000, we had revenues of $2.3 million and a net loss of $9.2 million, excluding non-cash equity compensation charges. We had a very successful year raising capital. We secured financing through a mezzanine round, an equity investment from our partner Waters and a successful initial public offering, resulting in $100.2 million in total net proceeds. This strong cash position enabled us to invest in technologies, double our headcount and make key management hires.

BOARD OF DIRECTORS:

Our Board of Directors represents areas important to our success: biopharmaceuticals, venture capital, academia, and managed care. This year we welcomed three new members: Anthony H. Wild, Ph.D., former President of Warner Lambert, and now President of MedPointe Capital Partners; William A. Scott, Ph.D., Adjunct Professor at Rockefeller University, former Senior Vice President of Research at Bristol Myers

Squibb and now Chairman of Atherogenics, Inc.; and Ellen M. Zane, Network President of Partners Healthcare System.

In 2000, we transformed Variagenics' cutting edge pharmacogenomics research capabilities into a fully integrated commercial process for developing and launching a new generation of individualized drugs and high-value diagnostic products. We are proud of our successes and see our momentum continuing. In place are the innovative technologies, proprietary markers, committed global partners, financial resources, and outstanding employees to achieve our vision of shaping a new generation of individualized therapeutics and fulfilling the promise of genomics.

It is an honor to serve the shareholders as President and Chief Executive Officer of Variagenics.



Very sincerely yours,
/S/  TAYLOR J. CROUCH
- --------------------------
Taylor J. Crouch
President and CEO


This annual report may contain forward-looking statements, including statements regarding the effect of pharmacogenomics on therapeutic outcomes and the delivery of healthcare and the role that the Company will play in the field of pharmacogenomics. Such statements are based on management's current expectations and are subject to certain factors, risks and uncertainties that may cause actual results, events and performance to differ materially from those referred to or implied in such statements. These risks are identified in Variagenics' Registration Statement on Form S-1, Registration No. 333-33558, filed with the Securities and Exchange Commission and declared effective on July 20, 2000, and Annual Report on Form 10-K for the fiscal year ended December 31, 2000. The Company does not intend to update any of the forward-looking statements after the date of this report to conform these statements to actual results or to changes in our expectations, except as required by law.